SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
June  25, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated June 25, 2009, announcing that Infineon raised the guidance for the third quarter of the 2009 fiscal year.

News Release / Presseinformation

Infineon Technologies raises guidance for third quarter financials
Neubiberg, Germany — June 25, 2009 — Infineon Technologies today raised the guidance for the third quarter of the 2009 fiscal year.
For the current third quarter of the 2009 fiscal year Infineon now expects a Combined Segment Result approaching break-even with revenues increasing by a low-teens percentage sequentially. In addition, Infineon anticipates free cash flow to be clearly positive and foresees a gross cash position approaching Euro 850 million for the end of the quarter.
When the company originally provided the market with an outlook for the third quarter of the 2009 fiscal year on 30 April 2009, Infineon expected revenues to increase by about 10 percent sequentially with a negative mid to high single digit Segment Result margin.
“Despite the adverse overall economic climate and the difficult semiconductor market environment, our Combined Segment Result should approach break-even. This improvement along with the favorable liquidity development are impressive evidence for the success of our operative performance, cost reduction and cash preservation measures”, said Peter Bauer, CEO of Infineon Technologies AG.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2008 fiscal year (ending September), the company reported sales of Euro 4.3 billion with approximately 29,100 employees worldwide in continuing operations. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International Premier (ticker symbol: IFNNY).

Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/
DISCLAIMER
This press release includes forward-looking statements about the future of Infineon’s business and the industry in which we operate, including the company’s expectations for results in the current quarter.
These forward-looking statements are subject to a number of uncertainties, including broader economic developments (including the pace and timing of any stabilization or improvement in the global economy); trends in demand and prices for semiconductors generally and for our products in particular, as well as for the end-products, such as automobiles and consumer electronics, that incorporate our products; our ability to manage our costs and to achieve our savings and growth targets; the success of our development efforts, both alone and with partners; the success of our efforts to introduce new production processes at our facilities; the actions of competitors; the availability of funds, including for the re-financing of our indebtedness; the outcome of antitrust investigations and litigation matters; and the outcome of Qimonda’s insolvency proceedings; as well as the other factors mentioned in this press release and those described in Infineon’s SEC reports, including the “Risk Factors” section of the annual report of Infineon on Form 20-F filed on December 29, 2008.
As a result, Infineon’s actual results could differ materially from those contained in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements.
Infineon does not undertake any obligation to publicly update or revise any forward-looking statements in light of developments which differ from those anticipated.
For the Finance and Business Press: INFXX200906.066e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters U.S.A. Asia Japan Investor Relations	Kay Laudien Mitch Ahiers Chi Kang David Ong Hirotaka Shiroguchi EU/APAC/USA/CAN	+49 89 234 28481 +1 408 503 2791 +65 6876 3070 +81 3 5745 7340 +49 89 234 26655	kay.laudien@infineon.com mitch.ahiers@infineon.com david.ong@infineon.com hirotaka.shiroguchi@infineon.com investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: June 25, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer